UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 5

TO

ANNUAL REPORT

of

HYDRO-QUÉBEC

QUÉBEC, CANADA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2010

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Name and address of persons authorized to receive notices

and communications from the Securities and Exchange Commission:

JOHN PARISELLA

Québec Government Office

One Rockefeller Plaza, Suite 2600

New York, NY 10020-2102

Copies to:

ROBERT E. BUCKHOLZ, JR.	JEAN-HUGUES LAFLEUR
Sullivan & Cromwell LLP	Vice-President, Financing, Treasury and Pension Fund
125 Broad Street	Hydro-Québec
New York, NY 10004-2498	75 René-Lévesque Boulevard West
5th Floor
Montréal, Québec, Canada H2Z 1A4

*The Registrant is filing this annual report on a voluntary basis

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2010 (“Annual Report”) to update the disclosure concerning the Gentilly-2 nuclear generating station: (“Corporate Outlook – Capital Investment Program” subsection of Exhibit (1) to the Annual Report) as follows:

In June 2011, an agreement was signed whereby AECL’s commercial reactor division was acquired by CANDU Energy, a subsidiary of the SNC-Lavalin Group inc.

It was recently announced that the Government will be taking a decision, in the spring of 2012, regarding the future of Gentilly-2 nuclear generating station. Should a decision be made to decommission Gentilly-2, this could have a significant financial impact with regards to costs already capitalized for works under construction (see “Note 7 to the 2010 Consolidated Financial Statements”) and with respect to the assumptions made to the Asset Retirement Obligations which relate to the costs of dismantling this nuclear generating station (see “Note 12 to the 2010 Consolidated Financial Statements”). In the meantime, we are still going ahead with engineering and procurement activities for key components of the project.

The Annual Report on Form 18-K and amendments on Form 18-K/A are filed on a voluntary basis.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 5 to be signed on its behalf by its authorized agent.

HYDRO-QUÉBEC

By:	/S/ JEAN-HUGUES LAFLEUR Authorized Officer
Name: Title:	Jean-Hugues Lafleur Vice President, Financing, Treasury and Pension Fund

Date: December 21, 2011